Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
THE CERTIFICATE OF INCORPORATION OF
UNIVERSAL TRAVEL GROUP

(Pursuant to Sections 78.385 and 78.390 of the of the Nevada Revised Statutes)

Universal Travel Group, a corporation organized and existing under the laws of the state of Nevada (the "Corporation"), DOES HEREBY CERTIFY:

FIRST: The Certificate of Incorporation of the Corporation (the "Certificate of  Incorporation"),  is hereby amended to authorize the  classification  of the Board of Directors of the Corporation into three  classes with  staggered  terms.

SECOND:  Paragraph 3 of the Certificate of Incorporation is hereby amended by striking out Paragraph 3 thereof and by substituting in lieu of said Paragraph the following new Paragraph 3:

“The affairs of the corporation shall be governed by a Board of Directors. The number of directors of the corporation shall be such as from time to time shall be fixed by, or in the manner provided in the by-laws. Election of directors need not be by ballot unless the by-laws so provide. Commencing with the annual meeting of stockholders in 2010, directors shall be divided into three classes, as nearly equal in number as possible, designated as Class I, Class II and Class III. The initial term of office of the Class I directors shall expire on the date of the first annual meeting of stockholders following the end of the 2010 fiscal year (the "2011 Annual Meeting"), the initial term of office of the Class II directors shall expire on the date of the first annual meeting of stockholders next succeeding the 2011 Annual Meeting (the "2012 Annual Meeting") and the initial term of office of the Class III directors shall expire on the date of the first annual meeting of stockholders next succeeding the 2012 Annual Meeting. At each annual meeting of stockholders following such classification and division of the members of the Board of Directors, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, so that the term of office of one class of directors shall expire in each year. Each director shall hold office until the expiration of such director's term of office and until such director's successor shall have been elected and qualified, or until such director's earlier resignation, removal or death. In case of any increase or decrease, from time to time, in the number of directors constituting the whole Board of Directors, the number of directors in each class shall be determined by action of the Board of Directors. A director elected by the remainder of the Board of Directors to fill a vacancy shall hold office for the remainder of the term of the predecessor director and until such director's successor has been elected and qualified, or until such director's earlier resignation, removal or death.”

THIRD:  The vote by which the stockholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is October 11, 2010

IN WITNESS WHEREOF, the Chairwoman of the Corporation has hereunto set her hand to this Certificate this 11th day of October, 2010.

UNIVERSAL TRAVEL GROUP

By:	/s/ Jiangping Jiang
Name: Jiangping Jiang
Title: Chairwoman and Chief Executive Officer